VALASSIS COMMUNICATIONS, INC.

19975 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

April 27, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Melissa Hauber, Senior Staff Accountant Robert S. Littlepage, Jr., Accounting Branch Officer

Re:	Valassis Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 4, 2009 File No. 1-10991

Dear Mr. Spirgel:

Valassis Communications, Inc. (the “Company”) is working expeditiously to respond to the comments set forth in the letter (the “Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated April 17, 2009, relating to the Form 10-K for the fiscal year ended December 31, 2008 filed by the Company with the Commission on March 4, 2009.

As discussed with and confirmed by Melissa Hauber, Senior Staff Accountant, on April 24, 2009, the Company respectfully requests an extension of time to respond to the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or about May 22, 2009.

If you have any questions, please feel free to contact me at (734) 591-4900 or Amy Leder, the Company’s outside counsel, at (212) 547-5514.

Thank you for your consideration of this request.

Sincerely,

/s/ Robert L. Recchia
Robert L. Recchia
Executive Vice President and Chief Financial Officer

cc:	Amy S. Leder, Esq.
Jonathan Rochwarger, Esq.
McDermott Will & Emery LLP